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                     April 24, 2023

       Noel Watson
       Chief Financial Officer
       Legalzoom.com, Inc.
       101 N. Brand Boulevard
       11th Floor
       Glendale, CA 91203

                                                        Re: Legalzoom.com, Inc.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            File No. 001-35618

       Dear Noel Watson:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Technology
       cc:                                              Thomas Hopkins